Mail Stop 3561

December 6, 2007

By U.S. Mail and facsimile to (918) 588-7961

John W. Gibson
Chief Executive Officer
ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103

> **Re:** **ONEOK, Inc.**
> **Definitive 14A**
> **Filed March 29, 2007**
> **File No. 1-13643**

Dear Mr. Gibson:

We have reviewed your response letter dated September 18, 2007 and have the following comments. Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Methodology, page 28

1. We note your response to comment 5 in our letter dated August 21, 2007. We reissue that comment with respect to identifying the components of the Towers Perrin compensation database.

Components of Compensation – Annual Cash Compensation, page 29

2. We note your response to comment 7 in our letter dated August 21, 2007. Please expand your argument to address separately your reasons for not including 2006 versus 2007 financial or operational targets. Please provide more specific examples of how disclosure of the 2006 financial or operational targets would cause competitive harm after the completion of 2006.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: James C. Kneale
        President and Chief Operating Officer